

By Coppertino Inc.

It's All About Hi-Res Sound



VOX Player for iPhone launched in May 2015

VOX Player for iPhone has over 60k MAU as of August 2017.Along with the Mac version, VOX for iPhone targets a goal to deliver as many users as possible to the LOOP music cloud storage. Also it has several In-App purchases.



VOX Player for MAC launched in Aug 2013

VOX Player for Mac has more than 1.6m downloads and over 174k MAU as of March2017.
Mashable called it "one of the best iTunes alternatives for Mac" in 2014.

VOX is a free music player without ads that lead customers to the paid company's products.The unique internally developed music engine allows VOX to play any music files, including the most popular lossless formats (FLAC, ALAC, etc.).



VOX Premium launched in Nov 2017

VOX Premium is a subscriber based product that allows users of VOX player get best experience from our apps. Designed specifically for music lovers, VOX Premium unlocks features such as: Unlimited Music Cloud with sync feature, Radio, Advanced Audio Settings, Sonos Support.

Within the business model, users are offered a signup for the monthly ($4.99/month), annual ($49.99/year) or 2-year (89.99/2 years) subscription. Current results as of Jan 2018 are 2331 subscribers.

VOX Timeline

Launched
Loop for VOX web cabinet

VOX
Free music App
New App

VOX 2.0
for iPhone
New App

Launched
VOX Premium

To cover
Win & Android
with VOX solutions

2016   2017   2018

New
VOX Radio In-App

VOX
Unlimited Music
New App

VOX Music Player

VOX is a free music player for the audiophiles - its music engine allows to play any music files including most popular lossless formats (FLAC, ALAC, etc)



FLAC
1038 kbps
16 bit
44.100 kHz
Native (Deluxe Edition)
If I Lose Myself
Loop
iTunes
5
Alizée
The Hunting Party (Xbox Mu
Linkin Park
Rebel Heart Deluxe
Madonna
Native (Deluxe Edition)
OneRepublic
Library
5
Alizée
The Hunting Party (Xb...
Linkin Park
Rebel Heart Deluxe
Madonna
Native (Deluxe Edition)
OneRepublic

VOX for MAC



★★★★½

based on 1,800 reviews

1.2 million downloads

200K active users

In-App purchases







TOP 1 PAID APPSTORE SEPTEMBER 2016

VOX for iPhone



★★★★½

based on 1000+ reviews

600K downloads

70K active users

In-App purchases

VOX Premium

Launched in November 2017

Premium subscribtion for VOX Mac & iPhone that unlocks Music Cloud Storage, Radio, Advanced Audio Settings and Sonos Support to users





FLAC
1038 kbps
16 bit
44.100 kHz
Linkin Park
Playlist
63
Lossless
FLAC 44.100 kHz 16 bit
REPEAT
SHUFFLE
SHARE
ADD TO
AIRPLAY
Linkin Park
Wastelands

2,360 premium subscribers



70k revenue sales
Nov'17 - Feb'18

COPPERTINO

Coppertino Team

Coppertino Inc is a company blessed with the talented & innovative team of music lovers and tech geeks.
Our main pride and brainchild is the best music player for Mac and iPhone - VOX. What's the best deal about it?

Well, it's the reflection of our ultimate goal - to produce a lightweight yet full-featured audio player that can play many file formats from various sources. If you ask us, we also have put a new challenge in front of us - to make the cloud music streaming better.

Team

14 members. Highly motivated and talented professionals. We listen to the music in the office for inspiration. The software engineers, the designers, and the marketing specialists dedicate 100% of their own time to achieve the new level of the music software and services.

In March 2017 2 marketing specialists joined the team - Head of Sales and Business Development Manager of MacKeeper.

History

2012   Coppertino Acquired VOX and started development of the New Version

Aug, 2013   **Successfully launched on the Mac AppStore**
#1 Free App on the Mac AppStore in 3 hours
    (beating Twitter, Kindle for Mac, Evernote) on 70+ countries
#1 Free App for 3 hours in a row on 20+ major markets
#1 The Most Successful Music Players ever released on the Mac AppStore

2014   #3 in the Annual Ukrainian Start Up Rating

2014   **Equity Financing totals $200,000 and the convertible debts**
total $815,000 from AVentures Capital, Torben Majgaard and TA Ventures

2015   AIN: '#1 Music Player For Mac goes iPhone'
Lifehacker: 'VOX - best music player for hi-res music on iPhone'

2016   VOX for iPhone - 17 Updates   VOX for Mac - 8 Updates   Total Radio In-App Sales - $14K

2017   **VOX Premium - November 2018**

Major Competitors

LOOP for VOX:

    

Microsoft Groove **Amazon Music** **Dropbox** **Google Play Music** **iCloud**

VOX Player:

Audirvana Plus, Amarra, PureMusic, Musique, Fidelia, Cambridge Connect, Kanzoo

$ 17.2 Billion
The US music industry worth

+5.9%
Global Revenue Growth

+60.4%
Growth in Streaming Revenue

+17.7%
Digital Revenue Growth

+50%
Digital Share of Global Revenues

we are here

we plan to be also in


43%
Live Concerts


12%
Live Music Sponsorship


5%
Perfomance Rights


10%
Music Downloading


1%
Sync


10%
Physical Copies


18%
Music Streaming

Users subscription (LOOP + VOX Premium)



VOX Premium launched

1600

1200

800

400

Jul '15   Jan '16   Jul '16   Jan '17   Aug '17   Nov '17   Jan '18

$15K
Monthly Net Revenue

12%
Growth rate

80
New Subscriptions monthly

$113K
Annual Run Rate

LOOP & VOX Premium paid subscribers


VOX Premium launched
$20K
$15K
0
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

62K
2015th

173K
2016th

$200K
2017th

Growth Projections

- Coppertino Inc is about to launch campaign on WeFunders - crowdfunding portal for StartUps

- Developing Scalable and Controllable Marketing Channels

- Recently built Analitycs for better understanding user behavior to enhance selling channels

  and increase sales volumes

- Cover all software platforms in 2018 & 2019